FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Questions for the week ending 8/19
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
Q. Am I correct in reading that post-merger, pre-FAA operating certificate merging, “West” FAs will be flying current “West” (America West) aircraft in and out of “East” hubs and on routes not-currently flown by “West” (America West)?
A. You might very well see an AWA plane/crew operate a flight from PHL to CLT in the new airline prior to combining operating certificates. AWA crew, maintenance, fleet services, etc. would touch the plane and operate the plane under our procedures, but the routing might be a current US Airways route. That crossover is all part of making the best use out of our combined fleet.
Q. Once the final word comes in October, will there be some immediate moves at airports that we both serve to save money on real estate?
A: This is an area that presents opportunity for real cost savings (combine two gates into one if the operation permits), cut down ticket counter space/consolidate (if the schedule permits). So the answer is yes, and Anthony Mulé and others from US Airways are working on that integration plan now.
Q. I went to the Town Hall in Las Vegas and I was wondering why you did not have a Town Hall meeting for America West and US Airways at the same time. That way we would know how the other people feel and vice versa. I think that both company representatives should have been there and also the US Airways employees should have been invited.
A. We had several debates about doing combined Town Halls, but the reality is that we aren’t one company yet. We’ve openly answered questions sent to us from US Airways employees, but it was just too soon to implement a combined town hall. Plus we wanted to give our employees a chance to ask questions on their minds before sharing the floor. We are targeting the second round of town hall sessions after the merger closes in late Sept./early Oct. So stay tuned. For employees that didn’t make it to a town hall, a video recap from the T4 town hall is now available on awaCompass.com.
Q. A lot of rampers are wondering when we can expect to begin working on US Airways aircraft. Also do you have any idea what field stations will be downsized because of the merger?
A. We won’t be able to work on US Airways aircraft and vice versa until we’re running on one operating certificate. That process could take up to three years, although we are hopeful that the process will take less time than that. During that time we will be integrating employee groups and making the transition to one manual and one set of procedures for the new company.
No word on what field stations will be downsized due to the merger. We do know that we will combine cities where we have two counters, etc., but it’s not clear how the integration process will work at this point. In those cases we’ll integrate and staff appropriately and work to minimize any possible impact to employees.
Q. My question concerns last year’s Jet Pull event to benefit the United Way. I think we all would agree last years festivities were a big success. During Doug Parker’s opening

Questions for the week ending 8/19
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
remarks it was said that it was his intent to make the Jet Pull/United Way campaign a annual event, and that it would be even bigger and better next year. I realize with the pending merger that this event may have taken a back seat. My question is; are there still plans to host the Jet Pull event this year?
A. The United Way Steering Committee is still working on final details for this year’s campaign, but one thing they have confirmed is that there will be a Jet Pull competition! The United Way campaign starts in September so be on the lookout for details regarding the festivities in the weeks ahead.
Q. What is the status of our fuel hedges? Also will the hedges carry over to the new airline?
A: For the remainder of the year, we are hedged at 55 percent for the third quarter (July-Sept.), and 50 percent for the fourth quarter (Oct. – Dec.). You can get the latest status of our fuel hedging position on our Web site at:
http://www.americawest.com/awa/content/aboutawa/investorrelations/ir_updates.aspx
We are able to put fuel hedges in place based on our credit profile, and right now, our credit profile allows us to put hedges in place about 12 months out. When we combine the two companies our current fuel hedges will stay in place (Airways currently does not have any fuel hedges in place), but they will be at less than 50 percent based on the increased size of the company.
Q. Does the new US Airways have to re-apply to be a Star Alliance Member? When the merger is official does the company have an obligation to stay in the Star Alliance and code share with United? How much money each year does the Star Alliance mean for US Airways?
A. US Airways is currently a Star Alliance member, including reciprocal frequent flyer programs with 15 airlines around the world. The continued participation in the Star Alliance is dependent upon the domestic code-share relationship with United Airlines. The combined airline’s membership would need to be approved by United as a modification to the terms of the United/US Airways code-share agreement for the purpose of being a member of the Star Alliance. Although we haven’t started discussions with United regarding the Star Alliance we are hopeful that they will see a code-share agreement as beneficial to both companies. As for US Airways’ monetary benefit from being a part of the Star Alliance, we’re not privy to that financial information yet.
Q. How will present stockholders be compensated for the stock they currently possess in either America West or US Airways?
A. US Airways stockholders are subject to the bankruptcy court process so we don’t have an answer on that part of your question. For America West holders (America West Holdings Class B), for every one share held today, they would receive 0.4125 of new US Airways Group (LCC) common.
Q. You’re going to spend August 23 (the day of new livery unveiling) burning expensive Jet-A fuel, wasting work hours and money on ground support to take a tour around the country in a new plane! WHY?! We can wait to see the plane like everyone else.
A: First, let’s dispel the notion of this even being a huge waste of money and time. While we agree that any unnecessary cost right now is a bad idea, we also believe that sometimes you have to spend a little to make a little. Fuel for the trip is going to run around $30,000. There are other costs too, as the writer notes, like crew pay, ground crew, gate activities, food, and hotels for positioning people for the event but we firmly believe the media publicity we will receive (and are already receiving in anticipation of the unveiling) will far surpass the outlay. From a return on investment perspective, we can buy ONE full-page ad in USA Today for $150,000 and have that same ad line birdcages on Wednesday (the day after the event). Or, we can stage a cool event where employees get a glimpse of what the new airline’s culture will be like, see how we’re going

Questions for the week ending 8/19
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
to position the fact that we are four airlines coming together as one, and take media along with us so they can write their own perspectives and communicate the new look/strategy to the public. It’s also important to note that both teams, US Airways and America West, deserve some fun. There has been an extended period of time where things have not been so fun. There’s nothing fun about bankruptcy and there’s absolutely nothing fun or funny about a pay cut or furloughs. We’re not trying to gloss over the past or say, “Hey, have a cupcake and it’ll all be OK!” Not at all. But we do believe that one day to bring the new livery to employees in our five key cities is an appropriate celebration of the fact that we’ve made it this far, and that we have a lot of opportunity ahead of us.
Q. How soon can AWA customer service/reservations agents who voted to be represented by a union determine which union will represent them? The choice we have is either the Teamsters who were voted in by AWA employees or the Communication Workers of America currently representing US Airways customer service and reservation agents.
A: Although we don’t have much control over the union representation process, we can tell you a little bit about it.
First, the National Mediation Board (NMB) must determine that the two airlines are operating as a single carrier. The NMB relies on many factors to inform its single carrier decision, but it does not require that operational integration is complete. For this reason, we cannot predict when the NMB may determine that America West Airlines and US Airways qualify as a single carrier for labor purposes. Second, and only after a single carrier determination is made, one of the two unions representing the Passenger Service groups must file a representation dispute with the NMB. The NMB then would hold an election in which Passenger Service employees would vote on union representation. As you can see, the time in which this process is completed rests with the unions and the NMB, and may happen quickly or may take place over a longer period of time.
Q: Why did US Airways employees get invited to ride on the plane and not AWA employees?
A. We’ll clear this one up right now: Neither airline’s employees were issued a blanket invite to ride on the plane. US Airways employees were asked to ride wearing their retro uniforms from their days as PSA, Piedmont and Allegheny Airlines employees. Some America West employees were also invited along to do the same, as were labor leaders from both airlines, as they are an important part of the future too. The purpose of the day though was to bring the airplane to YOU, so hope to see you next Tuesday in one of the five cities.
Q. This past week, you named more executives and I noticed that there’s a VP of Culture Integration. What does that mean?
A. Since the merger announcement, Doug has continually said that creating one positive culture will be the most challenging aspect of this merger. Accordingly, Doug has taken the lead on cultural integration for the new airline; however, we still need him to run the company. We will rely on Larry LeSueur, former VP, Phoenix Hub and Tower and an employee with more than 20 years at America West, to help lead the charge. He will work closely with the Corporate Communications department because the culture really starts with making sure everyone is looped in and understands the goal and how they fit in.
It’s also important to note though, that culture is not driven by one person (unless you’re talking about Gandhi or someone of that caliber); rather it is driven by all of us. Culture influences every decision we make. Front line actions, how we spend capital, what we invest in, how we treat each other, what kind of policies we put into place, how we celebrate and how we operate. It is hard to define; yet you instinctively know a good one when you are part of a good one, and likewise you know a bad one when you are in that situation.
It’s probably good to acknowledge the obvious: Culture is not about getting in a circle and singing kum-ba-yah. It is not about BBQs or parties, although celebrations are good for the soul and will

Questions for the week ending 8/19
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
be part of the new US Airways. We fully recognize that we have to run a great airline and all of us want to be part of a winning team.
It’s sort of like Maslow’s hierarchy: People meet their needs in order of importance. For example, basics, like food and water, come before entertainment.
Likewise, no one wants to have a BBQ on the ramp when our A14 is less than we would like, we can’t get bags connected with our customers, and there’s a line stretching out from the help desk that has no end. So culture will start by running a great airline that we’re proud of, people meet their needs, in order of importance. And along the way, we’ll take time to applaud great performance (individual and collective), celebrate and have some fun.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.